Mail Stop 3561

February 27, 2006


Via U.S. Mail

Mr. Michael A. Morache
President and Chief Executive Officer
Plato Learning, Inc.
10801 Nesbitt Avenue South
Bloomington, Minnesota 55437


	RE:	Plato Learning, Inc.
		Form 10-K for the fiscal year ended October 31 2005
		Filed January 17, 2006
		Form 8-K filed December 13, 2005
		File No. 333-72523

Dear Mr. Morache:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Annual Report on Form 10-K for the fiscal year ended October 31,
2005

Consolidated Statements of Cash Flows, page 37

1. In future filings, please revise to provide separate disclosure of cash flows from sales and maturity of marketable securities available for sale. Refer to the requirements of paragraph 18 of SFAS
No.115.


Note 1.  Summary of Significant Accounting Policies, page 39
Goodwill and Other Intangible Assets, page 40

2. Given the fact that the Company has experienced net losses during the past four fiscal years and an increased net loss during fiscal 2005, please tell us in further detail and expand your disclosures in future filings, to explain the methods and significant assumptions used in performing the Company`s impairment analysis with respect to the Company`s recorded goodwill and other indefinite lived intangible assets. As part of your response and your revised disclosure, explain in further detail why management does not believe the Company`s recorded goodwill and other indefinite lived intangible assets are not impaired at October 31, 2005. We may have further comment upon receipt of your response.

Product Development Costs, page 42

3. We note the disclosure indicating that the Company incurs research and development costs relating to the design and development of new products prior to achieving technological feasibility, which are expensed as incurred. In future filings, please revise to disclose the amount research and development costs charged to expense during each period presented. Refer to the requirements outlined in paragraph 13 of SFAS No. 2.

Stock-Based Compensation, page 42

4. We note the disclosure indicating that the Compensation
Committee
of the Board of Directors approved the acceleration of vesting of all
unvested options held by current employees having an exercise price
greater than $7.34 on October 26, 2005. We also note that the objectives of the acceleration were to eliminate pre-tax compensation expense of approximately $2.6 million that would otherwise have been
recognized in the Company`s future consolidated financial
statements
upon adoption of SFAS No 123(R) on November 1, 2005.  Please confirm
to us and clarify in the notes to your financial statements in future
filings whether the unamortized compensation expense that would have
been recognized under the fair value method outlined in SFAS No.
123
has been reflected in the pro forma disclosures provided for 2005. Refer to the guidance outlined in SAB Topic 14K.
Note 3.  Acquisitions, page 45

5. In future filings, please revise to include the disclosures required by paragraph 54 of SFAS No.141 with respect to your acquisition transactions or explain why you do not believe this is required.

6. We note from the disclosures in your consolidated statements of stockholders` equity that 158,000 shares with a value of $2,700 were returned to the Company from an acquisition during the year ended June 30, 2004. Please tell us and explain in your financial statements in future filings, when these shares were originally issued and how they were accounted for at issuance. Also, tell us and explain in Note 3 why they were returned during 2004. Your response should also explain why you believe the treatment used was appropriate and in accordance with the guidance outlined in paragraphs 25 through 34 of SFAS No.141. We may have further comment upon receipt of your response.


Note 17.  Selected Quarterly Financial Data, page 59

7. In future filings, please revise to disclose the nature of any material unusual items, such as impairment or restructuring charges, that impacted your quarterly results of operations for the periods presented. Refer to the requirements outlined in Instruction 2 to
Item 302 of Regulation S-K.


Exhibits 31.01 and 31.02

8. We note that the certifications filed as Exhibits 31.1 and 31.2 were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Accordingly, in future filings, please revise the certifications of your CEO and CFO to the form currently set forth in Item 601(b)(31) of Regulation S-K.

Form 8-K filed December 13, 2005

9. Your press release presents several non-GAAP measures. Please note that Section 2.02 of Form 8-K requires the inclusion of information required by Regulation S-K, Item 10(e)(1)(i) when presenting such measures. We note that you have included the appropriate reconciliation for all the measures presented except "Gross Margin, excluding these charges" in the third paragraph of your press release. Please revise in future filings and ensure compliance with the guidance concerning non-GAAP measures outlined in
Item 10(e)(1)(i) of Regulation S-K.
As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of
1934 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Tress at (202) 551-3624 or me at (202)
551-
3813 if you have questions.

Sincerely,



Linda Cvrkel
Branch Chief

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Mr. Michael Morache
Plato Learning, Inc.
February 27, 2006
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